FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in accordance with Law No. 6.404/76 and CVM Instruction No. 358/02, in continuation of the material facts disclosed on July 24, 2019 and August 19, 2019, informs its shareholders and the market in general of the following.

Continuing the project of simplification of the group operations in Latin America, and as disclosed by Almacenes Éxito S.A. (“Éxito”) and Casino Guichard-Perrachon (“Casino”), on this date, the Board of Directors and the general shareholders meeting of Éxito approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed on August 19, 2019. On this same date, the corresponding share purchase agreement between Casino and Éxito was signed. Additionally, a pre-agreement was signed by Casino and Sendas Distribuidora S.A. (“Sendas”), a subsidiary of GPA, pursuant to which Sendas will launch a tender offer to acquire up to all of the outstanding shares of Éxito (the “Tender Offer”) at the price of 18,000 Colombian Pesos per share and Casino will sell in the Tender Offer its entire indirect stake of 55.3% in Éxito to Sendas.

With the conclusion of the acts mentioned above, Sendas will file the authorization request with the Colombian Financial Superintendence for the Tender Offer in the next days.

The closing of the sale of the indirect participation that Éxito has in GPA is subject to the allocation of the Tender Offer.

GPA will keep the market and its shareholders informed about the existence of any new relevant facts related to this matter.

São Paulo, September 12th, 2019.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 12, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.